FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  December 2015

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

LATE-STAGE PIPELINE CONFERENCE CALL
FOR INVESTORS AND ANALYSTS

AstraZeneca PLC ("AstraZeneca", "the Company") will today host a conference call for investors and analysts. This will focus on key potential medicines within the late-stage pipeline and will provide further details on the progress made in 2015 and the anticipated news flow in 2016. No material new information will be included; the call is intended to offer additional insight on the pipeline.

The event will be led by Sean Bohen, Executive Vice President, Global Medicines Development and Chief Medical Officer, alongside AstraZeneca experts from each of the Company's main therapy areas and will take place at 16:00 - 17:30 GMT (11:00 - 12:30 EST).

The dial-in details for the conference call are as follows:

UK	0800 694 2370
US	866 977 7645
International	+44 1452 557749
Sweden	0200 883 079
Code	79258160

The accompanying presentation will be available for download at astrazeneca.com/investors one hour prior to the start of the call. A link to the live audio webcast will also be available at this address. An indexed version and transcript of the webcast will be published in due course.

A replay of the call can be accessed from 17:30 GMT today via the following numbers:

UK	0800 953 1533
US	866 247 4222
International	+44 1452 550000
Code	79258160

Reporting Calendar
The Company intends to publish its full-year financial results on 4 February 2016.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - respiratory, inflammation, autoimmune disease (RIA), cardiovascular and metabolic disease (CVMD) and oncology - as well as in infection and neuroscience. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler		UK/Global	+44 20 7604 8030
Vanessa Rhodes		UK/Global	+44 20 7604 8037
Karen Birmingham		UK/Global	+44 20 7604 8120
Jacob Lund		Sweden	+46 8 553 260 20
Michele Meixell		US	+1 302 885 2677
Investor Enquiries
UK
Thomas Kudsk Larsen	Oncology	+44 7818 524185
Eugenia Litz	RIA	+44 7884 735627
Nick Stone	CVMD	+44 7717 618834
Craig Marks	Finance	+44 7881 615764
Christer Gruvris	Consensus Forecasts	+44 7827 836825
US
Lindsey Trickett	Oncology, ING	+1 240 543 7970
Mitchell Chan	Oncology	+1 240 477 3771
Toll-Free		+1 866 381 7277

Key: RIA - Respiratory, Inflammation & Autoimmunity, CVMD - Cardiovascular & Metabolic Disease,
   ING - Infection, Neuroscience & Gastrointestinal

02 December 2015

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 02 December 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary